PROKOM
SOFTWARE SA

FAX

02 MAR -5 AM 8:38

02015612

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 202 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 4 Mar 2002 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 81.1.2. of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz. U. – 1997 Nr 118.754; Nr 141.945, Dz. U. - 1998 Nr 107.669; Nr 88.554; Dz. U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315, Nr 103.1099, Nr 116.1216).

subject: **ANNEX TO THE AGREEMENT OF PURCHASE OF TPG SA**

The Management Board of Prokom Software S.A. informs, that:

Prokom has concluded an annex amending the agreement with former shareholders of The Polished Group S.A. (TPG). The Company announced about the above mentioned agreement in current report from 4th October 1999.

Under the above mentioned agreement, the management staff of TPG, consisted of former shareholders of TPG, were authorised to obtain options to purchase totally 377,358 shares in Prokom Software S.A., at the purchase price equal to the nominal value of the shares, amounting to PLN 1 for each share. Pursuant to provisions of the above mentioned agreement the performance of the options should take place within 5 years and was strictly dependent on realisation tasks by TPG and results of its activity.

The concluded annex amended the agreement in this way that the rights to obtain the options by one of the authorised persons, in terms indicated hereunder by numbers 3, 4 and 5, are replaced by the right to 10% share of such person in profits of TPG, achieved in 2002-2003.

Thus, the amendments of obligations of Prokom Software S.A. in relation to former shareholders of TPG are indicated hereunder:

Term (year)	*the number of shares according to the agreement*	*the number of shares according the annex*
1.	87,264	87,264
2.	72,524	72,524
3.	72,524	12,692
4.	65,271	11,422
5.	79,775	13,960
Total:	**377,358**	**197,862**

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

4 Mar, 2002 Krzysztof Wilski
Vice President of the Management Board

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